FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 30, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

(current denomination of Perdigão S.A.)
A Publicly Authorized Capital Company
CNPJ 01.838.723/0001-27

RELEVANT FACT NOTICE

The management of BRF – Brasil Foods S.A. (“BRF” or “Company”) (current corporate denomination of Perdigão S.A.) announces that, in accordance with Instrução CVM n# 358/02 and paragraph n# 4 of article 157 of Law n# 6.404/76 (Corporations Law), the

Secretaria de Acompanhamento Econômico – SEAE (Secretariat for Economic Monitoring) of the Ministry of Finance has issued, yesterday, the Opinion SEAE - AC 08012.004423/2009-18 (“Opinion”), regarding the corporate restructuring of Sadia S.A. (“Sadia”) and Perdigão S.A. (“Perdigão”), which was subject matter of the Relevant Facts previously disclosed on May 19, 2009, in view of the organization of BRF.

The Opinion issued by SEAE recommends that the Conselho Administrativo de Defesa Econômica – CADE (Administrative Council for Economic Defense) should approve the transaction with certain restrictions, proposing two alternatives which may or may not be implemented by the Administrative Council for Economic Defense.

It’s important to notice that, according to Law n# 8.884/94, the Opinion issued by SEAE does not have a definitive or binding effect, but only supports the administrative decision to be ruled by CADE, which is not bound to the Opinions’ terms and conditions. The full text of the Opinion can be obtained at SEAE’s website (www.seae.fazenda.gov.br) – Portuguese version only.

BRF emphasizes its trust that there are sufficient technical grounds to prove to CADE that the transaction does not constitute an anti-competitive practice, but solely reinforces the competitiveness of Brazil abroad. In view of the absence of relevant barriers to entry, the intense competition and the development of substantial synergies and efficiencies, BRF is confident that CADE will approve the transaction.

São Paulo, June 30, 2010.

Leopoldo Viriato Saboya
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 30, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director